UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

George Kallins, MD.
16 Deerwood Lane,
Newport Beach, CA 92660
(949) 644 5817
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

                      NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10)

_______________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: BGN ACQUISITION LTD., LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	7	SOLE VOTING POWER:

NUMBER OF		1,262,708

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,262,708

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,262,708

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: DEERWOOD HOLDINGS, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	7	SOLE VOTING POWER:

NUMBER OF		1,122,895

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,122,895

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,122,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: DEERWOOD PARTNERS, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	7	SOLE VOTING POWER:

NUMBER OF		1,122,895

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,122,895

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,122,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: GEORGE KALLINS, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		1,342,388

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,245,789

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,342,388

WITH	10	SHARED DISPOSITIVE POWER:

		2,245,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,588,177

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: BETTINA KALLINS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,245,789

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,245,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,245,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by BGN Acquisition Ltd., LP, a California limited partnership (“BGN”), Deerwood Holdings, LLC, a California limited liability company  (“Holdings”), Deerwood Partners, LLC, a California limited liability company (“Partners”), George Kallins, MD and Bettina Kallins (collectively, the “Reporting Persons”).  BGN’s principal business is real estate investment.  The address of the principal office of BGN is 15747 Woodruff Ave., Bellflower, CA 90706.  Holdings’ principal business is real estate investment.  The address of the principal office of Holdings is 16 Deerwood Lane, Newport Beach, CA 92660.  Partners’ principal business is real estate investment.  The address of the principal office of Partners is 16 Deerwood Lane, Newport Beach, CA 92660.  Dr. Kallins is the general partner of BGN and as such may be deemed to beneficially own the securities owned by BGN.  Dr. Kallins and Ms. Kallins are the managing members  of Holdings and Partners and as such may be deemed to beneficially own the securities owned by Holdings and Partners.   Dr. Kallins has served as President and CEO of ACP Management, his family’s property management, development and real estate investment firm since 2004; however, he also continues to practice medicine in his specialty field of Obstetrics and Gynecology.  Ms. Kallins is a financial consultant with Morgan Stanley ..  The  principal  business address of each of Mr. and Ms. Kallins is 16 Deerwood Lane, Newport Beach, CA 92660.  During the last five years,  none of the Reporting Persons has been convicted  in a criminal proceeding  (excluding traffic violations and similar  misdemeanors) or been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding,  was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 3, 2010, BGN, Holdings and Partners executed a Securities Purchase Agreement with the Company.  In connection therewith, the Company issued convertible notes (the “Notes”) in the aggregate principal amount of $762,250 and related warrants (the “Warrants”) to purchase up to 928,916 shares of Common Stock, as follows:  (a)  The Company received $250,000 in gross proceeds from the issuance to BGN of Notes in the aggregate principal amount of $250,000 and Warrants to purchase up to 416,666 shares.  (b) The Company also issued Notes in the aggregate principal amount of $512,250, and Warrants to purchase up to 512,250 shares, to Holdings and Partners, in exchange for the cancellation of the notes originally issued to Holdings and Partners on July 5, 2010 and August 20, 2010 in the aggregate principal amount of $500,000 (and accrued and unpaid interest on those notes) and warrants to purchase an aggregate of up to 150,000 shares originally issued to Holdings and Partners on August 20, 2010.

SAIL Venture Partners, LP (“SAIL”) issued four separate unconditional guaranties (collectively, the “Guaranties”) to each of Holdings and Partners, guaranteeing the prompt and complete payment when due of all principal, interest and other amounts under the Notes issued to Holdings and Partners.  The obligations under each Guaranty are independent of the Company’s obligations under the Notes and separate actions may be brought against the guarantor.  In connection with the November 3 transactions, SAIL and Holdings and Partners entered into a purchase option agreement pursuant to which SAIL has the option, which is exercisable at any time through March 31, 2011, to purchase any or all of the Notes issued to Holdings and Partners in exchange for the July 5, 2010 and August 20, 2010 notes from time to time at a price equal to the aggregate principal amount plus all accrued but unpaid interest.

The Notes mature on November 3, 2011 (subject to earlier conversion or prepayment), earn interest equal to 9% per year with interest payable at maturity, and are convertible into shares of common stock of the Company at a conversion price of $0.30.  The conversion price is subject to adjustment upon (1) the subdivision or combination of, or stock dividends paid on, the common stock; (2) the issuance of cash dividends and distributions on the common stock; (3) the distribution of other capital stock, indebtedness or other non-cash assets; and (4) the completion of a financing at a price below the conversion price then in effect.  The Notes can be declared due and payable upon an event of default, defined in the Notes to occur, among other things, if the Company fails to pay principal and interest when due, in the case of voluntary or involuntary bankruptcy or if the Company fails to perform any covenant or agreement as required by the Note.

The obligations of the Company under the terms of the Notes are secured by a security interest in the tangible and intangible assets of the Company, pursuant to a Security Agreement, dated as of October 1, 2010, by and between the Company and John Pappajohn, as administrative agent for the holders of the Notes.  The agreement and corresponding security interest terminate if and when holders of a majority of the aggregate principal amount of Notes issued have converted their Notes into shares of common stock.

The Warrants expire on November 2, 2017 and are exercisable for shares of common stock of the Company at an exercise price of $0.30.  Exercise price and number of shares issuable upon exercise are subject to adjustment (1) upon the subdivision or combination of, or stock dividends paid on, the common stock; (2) in case of any reclassification, capital reorganization or change in capital stock and (3) upon the completion of a financing at a price below the exercise price then in effect.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by:

•
BGN is based on its ownership of 846,042 shares of Common Stock issuable upon conversion of Notes (including interest thereon through January 3, 2011) and 416,666 shares of Common Stock issuable upon exercise of Warrants, with respect to which BGN has sole investment and voting power;

•
Holdings is based on its ownership of 866,770 shares of Common Stock issuable upon conversion of Notes (including interest thereon through January 3, 2011) and 256,125 shares of Common Stock issuable upon exercise of Warrants, with respect to which Holdings has sole investment and voting power;

•
Partners is based on its ownership of 866,770 shares of Common Stock issuable upon conversion of Notes (including interest thereon through January 3, 2011) and 256,125 shares of Common Stock issuable upon exercise of Warrants, with respect to which Partners has sole investment and voting power;

•
Dr. Kallins is based on his ownership of 38,000 shares of Common Stock, 2,579,581 shares of Common Stock issuable upon conversion of Notes held by BGN, Holdings and Partners (including interest thereon through January 3, 2011), 928,916 shares of Common Stock issuable upon exercise of Warrants held by BGN, Holdings and Partners, and 41,680 shares issuable upon exercise of options; and

•
Ms. Kallins is based on her ownership of 1,733,539 shares of Common Stock issuable upon conversion of Notes held by Holdings and Partners (including interest thereon through January 3, 2011) and 512,250 shares of Common Stock issuable upon exercise of Warrants held by  Holdings and Partners.

Beneficial ownership amounts assume an aggregate of 56,023,921 shares of Common Stock issued and outstanding as of November 3, 2010, leading to the following beneficial ownership percentages for the Reporting Persons:  BGN: 2.2%, Holdings: 2.0%, Partners: 2.0%, Dr. Kallins: 6.0% and Ms. Kallins: 3.9%. Each of Dr. Kallins and Ms. Kallins may be deemed to beneficially own the securities owned by Holdings and Partners insofar as they share the power to direct the voting or disposition of such securities.  Dr. Kallins may be deemed to beneficially own the securities owned by BGN insofar as he has sole power to direct the voting or disposition of such securities.  Dr. Kallins also has sole voting power with respect to the 38,000 shares of Common Stock and 41,680 shares issuable upon exercise of options held by him.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Dr. Kallins or Ms. Kallins as an individual is, for any purpose, the beneficial owner of any of the securities held by BGN, Holdings and Partners, and each of Dr. Kallins and Ms. Kallins disclaims beneficial ownership as to the securities held by BGN, Holdings and Partners.

Dr. Kallins currently serves as a director of the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

All of the shares of Common Stock to which this Schedule 13D relates, were acquired for and are held by each of the Reporting Persons as an investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The discussion of the interest in securities of the Company, as well as of transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days, is included in Item 3 hereof and is hereby incorporated by reference herein.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

Other than the arrangements discussed in Item 3 hereof, the discussion of which is incorporated by reference herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.

1        Joint Filing Agreement.

CUSIP NO. 12619C101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2010

BGN Acquisition Ltd., LP
a California limited partnership

/s/ George Kallins, MD

By:  George Kallins, MD
Its: General Partner

Dated: November 17, 2010

Deerwood Holdings, LLC
a California limited liability company

/s/ George Kallins, MD

By: George Kallins, MD
Its: Managing Member

Dated: November 17, 2010

Deerwood Partners, LLC
a California limited liability company

/s/ George Kallins, MD

By: George Kallins, MD
Its: Managing Member

Dated: November 17, 2010

/s/ George Kallins, MD

George Kallins, MD

Dated: November 17, 2010

/s/ Bettina Kallins

Bettina Kallins

EXHIBIT 1

JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  statement on Schedule  13D is  filed  on  behalf  of each of the  undersigned  and  that  all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the  undersigned  without the  necessity of filing  additional  joint acquisition   statements.   The  undersigned  acknowledge  that  each  shall  be responsible for the timely filing of such  amendments,  and for the completeness and accuracy of the  information  concerning  him or it contained  therein,  but shall not be responsible  for the  completeness  and accuracy of the information concerning  the  other,  except  to the  extent  that it knows or has  reason to believe that such information is inaccurate.

Dated: November 17, 2010

BGN Acquisition Ltd., LP
a California limited partnership
/s/ George Kallins, MD

By:  George Kallins, MD
Its: General Partner

Dated: November 17, 2010

Deerwood Holdings, LLC
a California limited liability company
/s/ George Kallins, MD

By: George Kallins, MD
Its: Managing Member

Dated: November 17, 2010

Deerwood Partners, LLC
aCalifornia limited liability company
/s/ George Kallins, MD

By: George Kallins, MD
Its: Managing Member

Dated: November 17, 2010
/s/ George Kallins, MD

George Kallins, MD

Dated: November 17, 2010
/s/ Bettina Kallins

Bettina Kallins